UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Event: April 29, 2002

EASTON, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-32059	59-3516317
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 8th Avenue, Suite 401
New York, NY 10018

(Address of Principal Executive Office)   (Zip Code)

(212) 201-1616
(Registrant's telephone number)

5150 Tamiami Trail North, #202, Naples, FL 34103
(Former address)

Item 1.   Changes in Control of Registrant.

(a)

Change in Voting Control.

On April 29, 2002, there was a change in control of Easton, Inc., a Delaware corporation (the "Company," "we," or "us"). The transaction which caused the change of control was the closing under a Stock Purchase Agreement dated February 15, 2002 (the "Stock Purchase Agreement"), between Bancorp Intertrade Group, Inc, a Nevada corporation, or its nominees, as purchasers, Mid-Continental Securities Corp, or its affiliates, as Seller and Easton, Inc. Under the terms of the Stock Purchase Agreement, persons designated by Bancorp Intertrade Group, Inc., purchased a total of 3,201,132 shares, representing approximately 80% of the Company's issued and outstanding common stock, for a total purchase price of $50,000.00, or approximately $0.01562 per share.   A copy of the Stock Purchase Agreement is filed as an exhibit to this Current Report on Form 8-K, and is incorporated in its entirety herein.   The foregoing description is modified by such references.

At the time of execution of the Stock Purchase Agreement, the Company had a total of 10,000,000 shares of common stock issued and outstanding. However, as a condition precedent to closing under the Stock Purchase Agreement, the Company was required to reduce the total number of issued and outstanding common shares from 10,000,000 to 4,001,416. This was accomplished in two steps. The first step was issuance of 10,007,080 newly issued shares to certain subscribers, thereby increasing the total number of issued and outstanding shares from 10,000,000 to 20,007,080 shares. The second step was completion of a 1:5 reverse stock split, which resulted in a decrease in the number of issued and outstanding shares from 20,007,080 to 4,001,416.

The sellers under the Stock Purchase Agreement included all of the principal shareholders of the Company.   The following table sets forth the names of the selling shareholders, the number of shares owned prior to closing under the Stock Purchase Agreement, the number of shares sold, and the number of shares owned following closing under the Stock Purchase Agreement.

Name and Address	Number of Shares Beneficially Owned Before Closing Under Stock Purchase Agreement	Number of Shares Sold Pursuant to Stock Purchase Agreement	Number of Shares Beneficially Owned After Closing Under Stock Purchase Agreement

James Charles [1] 5150 TamiamiTrail North, Ste. 202 Naples, FL 34103	0	0	0
Glenn Little 211 West Wall Midland, Texas 79701	260,000	160,000	100,000
Mid-Continental Securities Corp. 5150 Tamiami Trail North, Ste. 202 Naples, FL 34103	892,920	892,920	0
Pacific Growth Investments, Ltd. c/o Pan Agr. International Corp. 515 Madison Avenue, 21st Fl. New York, NY 10022	260,774	160,774	100,000
Frank Pioppi 381 Revere Street Winthrop, MA	400,000	324,266	75,734
Joseph Pioppi [1] 5150 TamiamiTrail North, Ste. 202 Naples, FL 34103	400,000	300,000	100,000
Dominick Pope [1] 5150 Tamiami Trail North, Ste. 202 Naples, FL 34103	402,400	302,400	100,000
Elie Saltoun c/o Pan Agr. International Corp. 515 Madison Avenue, 21st Fl. New York, NY 10022	260,772	160,772	100,000
Michelle Suppes 5150 Tamiami Trail North, Ste. 202 Naples, FL 34103	1,093,200	900,000	193,200

All officers and directors as a group	802,400	602,400	200,000

(1) The person listed was previously an officer, a director, or both, of the Company.

The purchasers under the Stock Purchase Agreement consisted of a group of approximately 25 persons designated by Bancorp Intertrade Group, Inc. The following table sets forth, as of the date of completion of closing under the Stock Purchase Agreement, the number of shares of common stock of the Company expected to be owned of record and beneficially by all newly appointed directors and executive officers of the Company, by persons who hold 5% or more of the outstanding common stock of the Company, and by all new officers and directors as a group.

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Tommy K. Hill 545 8th Ave., Suite 401 New York, NY 10018	150,000	3.75%
Bernard Schnitzler 545 8th Ave., Suite 401 New York, NY 10018	450,000	11.25%
Stewart Sytner 545 8th Ave., Suite 401 New York, NY 10018	441,132	11.02%
Milton Miller 545 8th Ave., Suite 401 New York, NY 10018	200,000	5.0%
David Michael Holbrook 545 8th Ave., Suite 401 New York, NY 10018	150,000	3.75%
All officers and directors as a group (5 in number)	1,391,132	34.77%

Change in Officers and Directors

In addition to the change in voting control of the Company, there was also a change in the identity of the Company's officers and directors as a result of closing under the Stock Purchase Agreement. The previous officers and directors of the Company resigned and the following persons were appointed as their successors:

Name	Age	Position
Tommy K. Hill	52	President and Director
Bernard Schnitzler	47	Secretary, Treasurer and Director
Stewart Sytner	53	Chief Operating Officer and Chairman of the Board
Milton Miller	69	Director
David Michael Holbrook	54	Director

Biographical Information

Tommy K. Hill

Tommy K. Hill has been a Director of Global Acess (BWI) LTD., a telecommunications company in the West Indies since 1993. Prior thereto he was Director, Castle Harbour International Corp., a mortgage lending company in New York, NY for the period 1986 - 1993. Prior thereto he was Director, International Data Bank, Newport News, Virginia; owner/CEO Computer Systems Company, Newport News, Virginia.; and a registered representative with National Financial Planning/Operations Company, Newport News, Virginia. Mr. Hill holds a B.S. degree in political science from Virginia Polytechnic Institute and State University.

Bernard Schnitzler

Bernard Schnitzler has been a Director of Bancorp Intertrade Group since 2001 and Secretary/Treasurer of its overseas operations since 1999. Mr. Schnitzler is an entrepreneur in the international merchandise closeout business. His clients are major retail outlets in the United States and abroad. He began in this business as a sole proprietor in 1976. He is a graduate of the Lakewood Yeshiva in 1975 where he studied advance Talmudic law.

Stewart Sytner

Stewart Sytner has been a Director of Intertrade Bank, a bank which is organized and chartered in Yugoslavia, since 2000. Mr. Sytner is a consultant in financial services to public companies in the United States and abroad. From 1987 to 1997 he served as a consultant to several Wall Street related firms as part of his affiliation with Ingram Michaels. He earned his M.S. from C.W. Post Center of Long Island University in 1973.

Milton Miller

Milton Miller was Director of Jamonda Enterprises from 1989 to 1999 and a Director of HSTV, a publicly traded company, from 1993 to 1997. Mr. Miller founded Lane Leather Products Corporation in 1958 and served as its President until he retired in 1990. He received his B.A. degree from City College of New York in 1954.

David Michael Holbrook

David Michael Holbrook has been Managing Director and then a consultant for Brookwood Consulting in Oklahoma City, Oklahoma, since 1995, where he has been involved in various activities including assisting telecommunications companies in going public by merging with trading public shell companies. From 1978 to 1994 he worked on various projects in the oil and gas industry with special assignments in Africa, Russia and the CIS countries. From 1969 to 1978 he was an operations and sales manager for Borg Warner. Mr. Holbrook earned a B.S. degree in Business Administration from Central State University, Edmund, Oklahoma, in 1969.

ITEM 2. Acquisition or Disposition of Assets.

(a)   The closing under the Stock Purchase Agreement described above was a condition precedent to closing under the terms of an Agreement for Share Exchange (the "Exchange Agreement") entered into between the Company and Bancorp on or about February 15, 2002 . The closing under the Exchange Agreement was also completed on April 29, 2002. Under the terms of the Exchange Agreement the Company acquired an aggregate of 10,000 shares of the common stock of Bancorp (representing 100% of its issued and outstanding common stock) solely in exchange for the issuance of 10,000 shares of common stock of the Company. Upon completion of the share exchange transaction, Bancorp became a wholly-owned subsidiary of the Company. A copy of the Exchange Agreement is filed as an exhibit to this Current Report on Form 8-K, and is incorporated in its entirety herein.

(b)   Bancorp is a development stage company which is in the business of facilitating credit and asset enhancements for select clients. Among other things, Bancorp has entered into a management and administrative agreement to organize, process, manage and administer all files, documents, and correspondence for a European financial institution. Bancorp expects to derive revenue from the payment of fees and through stock ownership in the financial entities it services. Bancorp is not a financial or investment advisor. It does not manage investments, handle securities transactions or engage in financial transactions on behalf of customers.   The Company expects to continue, and expand, the existing business operations of Bancorp as its wholly owned subsidiary.

Forward Looking Statements

All statements contained herein which are not statements of historical fact are what is known as "forward looking statements", which are basically statements about the future, and which for that reason, involve risk and uncertainty, since no one can accurately predict the future. Words such as "plans," "intends," "will," "hopes," "seeks," "anticipates," "expects," "goal" and "objective" often identify such forward looking statements, but are not the only indication that a statement is a forward looking statement. Such forward looking statements include statements of the plans and objectives of Bancorp's management with respect to its present and future operations, and statements which express or imply that such present and future operations will or may produce revenues, income or profits. Numerous factors and future events could cause Bancorp to change such plans and objectives, or fail to successfully implement such plans or achieve such objectives, or cause such present and future operations to fail to produce revenues, income or profits.

ITEM 3.   Bankruptcy or Receivership.

Not applicable.

ITEM 4.   Changes in Registrant's Certifying Accountant.

Not applicable.

ITEM 5.   Other Events.

Not applicable

ITEM 6.   Resignations of Registrant's Directors.

Not applicable.

ITEM 7.   Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

   The following financial statements are attached hereto as Exhibit A:

   (1) Audited Financial Statements of Bancorp Intertrade Group, Inc., as of December 31, 2001, and for the period from inception (November 27, 2001) through December 31, 2001.

   (2) Interim unaudited Financial Statements of Bancorp Intertrade Group, Inc., as of March 31, 2002, and for period form inception (November 27, 2001) through March 31, 2002.

   (3) Pro forma Consolidated Financial Statements of Easton, Inc., as of December 31, 2001.

   (4) Pro forma Consolidated Financial Statements of Easton, Inc., as of March 31, 2002.

(c) Exhibits

   The following exhibits are hereby incorporated by reference:

2.1   Stock Purchase Agreement dated February 15, 2002, between Bancorp Intertrade Group, Inc., or its nominees as Purchasers, Mid-Continental Securities Corp., or its affiliates, as Seller, and the Company – filed with the Securities and Exchange Commission May 16, 2002, on Form 8K.

2.2   Agreement for Share Exchange dated February 15, 2002, between the Company and Bancorp Intertrade Group, Inc. – filed with the Securities and Exchange Commission May 16, 2002, on Form 8K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EASTON, INC.

By: /S/ TOMMY K. HILL
      Tommy K. Hill, President and Director

By: /S/STEWART SYTNER
      Stewart Sytner, Chief Operating Officer and Director

By: /S/BERNARD SCHNITZLER
      Bernard Schnitzler, Secretary, Treasurer and Director

By: /S/MILTON MILLER
      Milton Miller, Director

By: /S/DAVID MICHAEL HOLBROOK
      David Michael Holbrook, Director

Date: July 11, 2002

Exhibit A

Bancorp Intertrade Group, Inc.
(A Development Stage Company)
Financial Statements
From Inception (November 27, 2001) Through December 31, 2001
(Audited)

Bancorp Intertrade Group, Inc.
(A Development Stage Company)
Table of Contents
From Inception (November 27, 2001) through December 31, 2001

<u>Financial Statements</u>

Balance Sheet

Statement of Income and Retained Earnings

Statement of Cash Flows

Statement of Shareholders' Equity

Note to Financial Statement

Nelson, Mayoka and Company

CERTIFIED PUBLIC ACCOUNTANTS

88 Huntington Road
Cold Spring Harbor
New York   11724-1000
Tel. (212) 697-7979
Fax (212) 697-8997
E-mail: nelsonmayoka@yahoo.com

INDEPENDENT AUDITOR REPORT

To the Board of Directors and Shareholders of
Bancorp Intertrade Group Inc.
New York, NY

We have audited the accompanying balance sheet of Bancorp Intertrade Group Inc. (A development Stage Company), as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows from inception November 27, 2001 through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bancorp Intertrade Group Inc. (A development Stage Company), as of December 31, 2001, and the results of its operations for the period ended December 31, 2001 in conformity with generally accepted accounting principles.

Nelson, Mayoka and Company

CERTIFIED PUBLIC ACCOUNTANTS
New York, New York
June 19, 2002

Bancorp Intertrade Group Inc.
(A Development Stage Company)
Balance Sheet
As of December 31, 2001

| | | **Audit** |
| | | **12/31/2001** |

ASSETS

CURRENT ASSETS		
Cash	$	343
Subscripton Receivable		
Total Current Assets		343
TOTAL ASSETS	$	343

LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY	
Common stock - Par value $.001;10,000 shares	
shares authorized, 250 shares issued	
and outstanding	1
Paid - in capital	499
Deficit accumulated during the development stage	
	(157)
Total Stockholders' Equity	343
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 343

The accompanying notes are an integral part of the financial statements

Bancorp Intertrade Group Inc.
(A Development stage company)
Statement of Operations
From the initial period from inception (November 27, 2001) to December 31, 2001

	From inception **11/27/2001** **12/31/01**
REVENUE	
Sales	0
Cost of Sales	0
Gross Profit	0
EXPENSES	
Selling, general and administative	157
Provision for income tax	
Total Expenses	157
NET LOSS	(157)
Balance End of period	(157)
Net loss per share	0.628000
Weighted average number of shares outstanding	250

The accompanying notes are an integral part of these financial statements.

Bancorp Intertrade Group Inc.
(A Development Stage Company)
Statement of Cash Flows
From the initial period from inception (November 27, 2001) to December 31, 2001

	From inception 11/27/01 12/31/01
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (157)
Adjustment to reconcile net loss to net cash used by operating activities:	
Net cash flows from operating activities	(157)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of Common Stock	1
Additional Paid in Capital	499
Net cash flows from financing activities	500
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	343
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD	0
CASH AND CASH EQUIVALENTS END OF PERIOD	$ 343

The accompanying notes are an integral part of these financial statements.

15

Bancorp Intertrade Group Inc
(A Development Stage Company)
Statement of Stockholders' Equity
From the initial period from inception
(November 27, 2001) to December 31, 2001

	Price per Share	Common Stock Number of Shares	Amount
Common Stock issued for cash for the period ending December 31, 2001	1.960	250	500
Net loss for the period ending December 31, 2001			(157)
Balance December 31, 2001		250	$ 343

The accompanying notes are an integral part of these financial statements.

Bancorp Intertrade Group Inc.
(A Development Stage Company)
Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Organization:

On November 27, 2001 Bancorp Intertrade Group Inc. (A Development Stage Company) (" the Company") was incorporated under the laws of Nevada. The company may engage in any business, which is permitted by the General Corporation Law of Nevada.

Development Stage:

The Company is currently in the development stage and has no significant operations to date.

Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset federal income taxes.

Based upon the company generating a loss no provision has been made for Federal Income taxes.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with maturity of three months or less to be cash equivalents.

Cash paid for interest and taxes in the period ended was $ - 0 -.

Net (Loss) Per Common Share:

The net (loss) per common share is computed by dividing the net (Loss) for the period by number of shares outstanding at December 31, 2001.

Note 2 – Capital Stock

Common Stock:

The Company initially authorized 10,000 shares of common stock with a par value of $.001 each.

The company did not declare any dividends as of December 31, 2001.

Note 3 – Related Party Events

The Company presently maintains its principal office at 1419 49th Street, Brooklyn, NY 11219

Note 4 – Subsequent Events

The Company is constantly seeking business opportunities and other means of financing to enable it to complete its business plan.

Bancorp Intertrade Group, Inc.
(A Development Stage Company)
Financial Statements
From Inception (November 27, 2001) Through March 31, 2002
(Unaudited)

Bancorp Intertrade Group, Inc.
(A Development Stage Company)
Table of Contents
For the Period Ended March 31, 2002

Financial Statements

Balance Sheet

Statement of Income and Retained Earnings

Statement of Cash Flows

Statement of Shareholders' Equity

Note to Financial Statement

Bancorp Intertrade Group Inc.
(A Development Stage Company)

Balance Sheet

As of March 31, 2002

ASSETS

CURRENT ASSETS

Cash	$	3,028
Subscription Receivable		
Total Current Assets		3,028
TOTAL ASSETS	$	3,028

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

STOCKHOLDERS' EQUITY

Common stock - Par value $.001;10,000 shares shares authorized, 3,250 shares issued and outstanding	4
Paid - in capital	6,496
Deficit accumulated during the development stage	(3,472)
Total Stockholders' Equity	3,028
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,028

The accompanying notes are an integral part of the financial statements.

Bancorp Intertrade Group Inc.
(A Development stage company)
Statement of Operations
From the initial period from inception (November 27, 2001) to March 31, 2002

	For the three months ending 3/31/02	From inception 11/27/2001 03/31/02
REVENUE		
Sales	0	0
Cost of Sales	0	0
Gross Profit	0	0
EXPENSES		
Selling, general and administative	3,315	3,472
Provision for income tax	0	
Total Expenses	3,315	3,472
NET LOSS	(3,315)	(3,472)
Balance End of period	(3,315)	(3,472)
Net loss per share	1.02	
Weighted average number of shares outstanding	3,250	

The accompanying notes are an integral part of the financial statements.

Bancorp Intertrade Group Inc.
(A Development Stage Company)
Statement of Cash Flows
From the initial period from inception (November 27, 2001) to March 31, 2002

	For the three months ending 03/31/02	From inception 11/27/01 03/31/02
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (3,315)	$ (3,472)
Adjustment to reconcile net loss to net cash used by operating activities:		
Net cash flows from operating activities	(3,315)	(3,472)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of Common Stock	3	4
Additional Paid in Capital	5,997	6,496
Net cash flows from financing activities	6,000	6,500
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,685	3,028
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD	343	0
CASH AND CASH EQUIVALENTS END OF PERIOD	$ 3,028	$ 3,028

The accompanying notes are an integral part of the financial statements.

Bancorp Intertrade Group Inc
(A Development Stage Company)
Statement of Stockholders' Equity
From the initial period from inception
(November 27, 2001) to March 31, 2002

	Price per Share	Common Stock Number of Shares	Amount
Common Stock issued for cash for the period ending December 31, 2001	1.960	250	500
Net loss for the period ending December 31, 2001			(157)
Common Stock issued for cash for the period ending March 31, 2002	2.000	3,000	6,000
Net loss for the period ending March 31, 2002			(3,315)
Balance March 31, 2002		3,250	$ 3,028

The accompanying notes are an integral part of the financial statements.

Bancorp Intertrade Group Inc.
(A Development Stage Company)
Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

1.   **<u>Basis of Presentation</u>**

The accompanying financial statements have been prepared by Bancorp Intertrade Group, Inc., without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments which, in the opinion of management, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. These financial statements should be read in conjunction with the audited financial statements at December 31, 2001.

Organization:

On November 27, 2001 Bancorp Intertrade Group Inc. (A Development Stage Company) (" the Company") was incorporated under the laws of Nevada. The company may engage in any business, which is permitted by the General Corporation Law of Nevada.

Development Stage:

The Company is currently in the development stage and has no significant operations to date.

Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset federal income taxes.

Based upon the company generating a loss no provision has been made for Federal Income taxes.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with maturity of three months or less to be cash equivalents.

Cash paid for interest and taxes in the period ended was $ - 0 -.

Net (Loss) Per Common Share:

The net (loss) per common share is computed by dividing the net (Loss) for the period by number of shares outstanding at March 31, 2002.

Note 2 – Capital Stock

Common Stock:

The Company initially authorized 10,000 shares of common stock with a par value of $.001 each.

The company did not declare any dividends as of March 31, 2002.

Note 3 – Related Party Events

The Company presently maintains its principal office at 1419 49th Street, Brooklyn, NY 11219

Note 4 – Subsequent Events

The Company is constantly seeking business opportunities and other means of financing to enable it to complete its business plan.

Easton, Inc.
(A Development Stage Company)
Pro Forma Consolidated Financial Statements
as of December 31, 2001

Easton, Inc.
(A Development Stage Company)
Proforma Consolidated Balance Sheet
Audited as of December 31, 2001

	Easton, Inc	Bancorp Intertrade Group Inc	Pro Forma Adjustment	Combined Pro Forma
ASSETS				
CURRENT ASSETS				
Cash	1,820	343	0	2,163
Total Current Assets	1,820	343	0	2,163
TOTAL ASSETS	$ 1,820	343	0	2,163
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Subscription Payable	6,008	0	0	6,008
TOTAL CURRENT LIABILITIES	6,008	0	0	6,008
STOCKHOLDERS' EQUITY				
Common Stock	10,000	1	0	10,001
Paid - in capital	9,853	499	0	10,352
Deficit accumulated during the development stage	(24,041)	(157)	0	(24,198)
Total Stockholders' Equity	(4,188)	343	0	(3,845)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,820	343	0	2,163

Easton, Inc
(A Development stage company)
Proforma Consolidated Statement of Operations
For the year ending December 31, 2001

	Easton, Inc	Bancorp Intertrade Group Inc	Pro Forma Adjustment	Combined Pro Forma
REVENUE				
Sales	0	0	0	0
Cost of Sales	0	0	0	0
Gross Profit	0	0	0	0
EXPENSES				
Selling, general and administative	13,776	157	0	$ 13,933
Total Expenses	13,776	157	0	13,933
NET LOSS	(13,776)	(157)	0	$ (13,933)
Balance End of period	$ (13,776)	$ (157)	0	$ (13,933)
Net loss per share				(0.0018)
Weighted average number of shares outstanding				7,585,158

Easton, Inc.
(A Development Stage Company)
Pro Forma Consolidated Financial Statements
as of March 31, 2002

Easton, Inc.
(A Development Stage Company)
Proforma Consolidated Balance Sheet
As of March 31, 2002

	Easton, Inc.	Bancorp Intertrade Group, Inc.	Pro Forma Adjustment	Combined Pro Forma
ASSETS				
CURRENT ASSETS				
Cash	212	3,028	0	3,240
Subscription recievable	2,709			2,709
TOTAL ASSETS	$ 2,921	3,028	0	5,949
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
TOTAL CURRENT LIABILITIES	0	0	0	0
STOCKHOLDERS' EQUITY				
Common Stock	20,007	4	0	20,011
Paid - in capital	9,853	6,496	0	16,349
Deficit accumulated during the development stage	(26,939)	(3,472)	0	(30,411)
Total Stockholders' Equity	2,921	3,028	0	5,949
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,921	3,028	0	5,949

	Easton, Inc	Intertrade Group Inc Bancorp	Pro Forma Adjustment	Pro Forma Combined
REVENUE				
Sales	0	0	0	0
Cost of Sales	0	0	0	0
Gross Profit	0	0	0	0
EXPENSES				
Selling, general and administrative	2,898	3,315		6,213
Total Expenses	2,898	3,315	0	6,213
NET LOSS	(2,898)	(3,315)	0	(6,213)
Net loss	$ (2,898)	$ (3,315)	0	$ (6,213)
Net loss per share basic and diluted			0	$(0.0001932)
Weighted average number of shares outstanding				15,003,540

$0.001 per share [illegible]

No pro forma adjustment was necessary since [illegible]

On February 15, 200[illegible]